UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25280

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Windmill Group, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

253 Route 202
(No. and Street)

Somers	NY	10589
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Maceranka	914-277-2700	jmaceranka@thewindmillgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael T Remus CPA
(Name – if individual, state last, first, and middle name)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

02/23/2010	3598
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Maceranka, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Windmill Group, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTOPHER A BOEMIO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BO6409362
Qualified in Westchester County
My Commission Expires 09-28-2024

Signature: [signature]

Title: President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☒ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2021

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2021

TABLE OF CONTENTS

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

Report of Independent Registered Public Accounting Firm

To: The Stockholders
The Windmill Group, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of The Windmill Group, Inc. as of December 31, 2021, and the related statements of income, changes in stockholders equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2021 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Windmill Group, Inc.'s management. My responsibility is to express an opinion on The Windmill Group, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to The Windmill Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of The Windmill Group, Inc.'s financial statements.

The supplemental information is the responsibility of The Windmill Group, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

I have served as The Windmill Group, Inc.'s auditor since 2021.

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 28, 2022

THE WINDMILL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets	
Cash	$ 62,355
Commissions receivable	7,704
Total Assets	$ 70,059

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 26,276
Payroll taxes payable	971
Accrued expenses	6,000
Total Liabilities	33,247
Commitments and Contingencies	
Stockholders' Equity:	
Common Stock	2,700
Additional paid-in capital	155,100
Accumulated deficit	(120,988)
Total Stockholders' Equity	36,812
Total Liabilities and Stockholders' Equity	$ 70,059

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues	
Commissions	$ 698,920
Operating Expenses	
Automobile	25,144
Bank charges	366
Charitable contributions	85
Commissions	260,533
Compliance fees	25,000
Clearing costs	54,796
Dues, subscriptions, and licenses	14,060
Insurance	54,530
Internet expenses	2,963
Office expense & supplies	24,124
Outside services	8,510
Postage & Delivery	473
Professional Fees	20,300
Rent	16,080
Officer Compensation	57,485
Telephone	5,146
Taxes	1,263
Utilities	1,315
Total Operating Expenses	572,173
Net Income	$ 126,747

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance as of January 1, 2020	$2,700	$130,100	($ 121,646)	$ 11,154
Capital Contribution		25,000		$ 25,000
Net income			126,747	126,747
Distributions			(126,089)	(126,089)
Balance as of December 31, 2021	$2,700	$155,100	$(120,988)	$ 36,812

The accompanying notes are an integral part of these Financial Statements

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows provided by operating activities:	
Net income	$ 126,747
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in assets and liabilities	
Commissions receivable	(5,925)
Payroll taxes payable	435
Accrued expenses	4,875
Commissions payable	18,303
Net cash provided by operating activities	144,435
Cash flows from financing activities:	
Shareholder contribution	25,000
Distributions	(126,089)
Net cash used for financing activities	(101,089)
Net increase in cash	43,346
Cash – beginning of year	19,009
Cash – end of year	$ 62,355

The accompanying notes are an integral part of these Financial Statements

Note 1 - Organization:

Corporation:
The Windmill Group Inc. was formed in May 1970, in the state of New York for the purpose of registering as a FINRA broker-dealer. The company is headquartered in Somers, New York. The company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corp ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

Note 2 – Summary of Significant Accounting Policies:

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Payable

The balance at December 31, 2021 is $26,276. It represents commissions earned during 2021 by other registered brokers.

Rent/Leases:
The Company accounts for its lease arrangements as short-term leases and does not recognize a right of use asset nor corresponding liability. Office rent is paid on a month to month basis.

Note 2 – Summary of Significant Accounting Policies: (continued)

Revenue Recognition:

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue recognition guidance requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The guidance requires an entity to follow a five step model to (1) identify the contracts with a customer, (2) identify the performance obligations in the contract, (3) determining the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The company earns commission revenue as an introducing broker for the transaction of its customers. The company recognizes commission revenue at a point in time, on the trade date because that is when the underlying financial instrument is identified, the pricing is agreed upon and there are no significant action which the Company needs to take subsequent to this date to satisfy the performance obligation. Amounts earned are generally calculated as a percentage of the market value associated with the trade date.

Income Taxes:

The company operates as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss, and credits will be passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

The company follows the Income Taxes Topic of the FASB Accounting Standards Codification, which provides clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. At December 31, 2021, there are no significant income tax uncertainties that are expected to have a material impact on the company's financial statements.

Capital Stock:

There are 200 shares of stock authorized for issuance. 100 shares are issued and outstanding. Each stockholder owns 50 shares at December 31, 2021.

Note 3

Net Capital Requirements:

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31, 2021, the company had net capital of $36,812, which exceeded the required net capital by $31,812.

The Company is currently exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

Subsequent Events:

The company has evaluated its subsequent events and transactions occurring after December 31, 2021 through February 28, 2022, the date that the financial statements were available to be issued.

Note 4

Clearing Broker:

The Company has entered into a Fully Disclosed Clearing Agreement with Mutual Securities Inc., ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Note 5

Risks and Uncertainties:

The Company is actively monitoring the Omicron/COVID-19 outbreak and its potential impact on our operations. While we do not expect that the virus will have a material adverse effect on our operations or financial results at this time, we are unable to predict the impact that it will have due to various uncertainties, including the severity of the disease, the duration of the outbreak, or actions that may be taken by government authorities.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2021

Exhibit A

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT AND NET CAPITAL
DECEMBER 31, 2021

Total stockholders' equity from balance sheet equity	$ 36,812
Less: non allowable assets from the balance sheet:	
Other assets	0
Net Capital	$ 36,812
Minimum Net Capital Required 6 2/3% of aggregate indebtedness ($33,247)	$ 2,217
Minimum Required	$ 5,000
Net Capital Required (Greater of above amounts)	$ 5,000
Excess Net Capital (Net Capital $36,812, less net capital requirement of $5,000)	$ 31,812
Net Capital less 120% of minimum dollar Net Capital requirement of $5,000	$ 30,812

There is no material difference between net capital reported in FOCUS Part IIA Form X-17A-5 as of December 31, 2021 and net capital as reported above.

The Windmill Group, Inc.

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2021

SCHEDULE II

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by The Windmill Group, Inc., in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Pursuant to rule 15c 3-3 relating to possession or control requirements, The Windmill Group, Inc., Inc. has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended December 31, 2021 and therefore is claiming exemption to this schedule pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3. The firm's minimum net capital requirement pursuant to paragraph (a)(2)(vi) of SEC Rule 15c3-1 will be $5,000.

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Stockholders
The Windmill Group, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Windmill Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Windmill Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under—k(2)(ii), (the "exemption provisions") and (2) The Windmill Group, Inc. stated that The Windmill Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Windmill Group, Inc. management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Windmill Group, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
February 28, 2022

The Windmill Group, Inc.

Exemption Statement pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2021

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

The Windmill Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 5240.15c3-3 under the following provisions of 17 C.F.R. 5240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal period without exception.

The Windmill Group, Inc.

I, John A. Maceranka, swear (or affirm) that, to my best knowledge and belief, this Exemption Statement is true and correct.

By:

John A. Maceranka

Title: President/CCO